Filed VIA EDGAR

Securities and Exchange Commission Washington, D.C. 20549

Division of Corporate Finance

Att: Mr. allegretto, Staff Accountant

March 5, 2012

Dear Mr. Allegretto, Staff Accountant

Re: Lion Lam Diamond Inc.,

Amendment No.13 to Registration Statement on Form S-1

Filed February 7, 2012 File No: 333-172112

Pursuant to your telephone requesting for an updated auditor's consent on February 27, 2012, we have attached our Amendment No.14 to the Registration Statement on Form S-1 with an updated auditor's consent.

If no more outstanding comments, we would like to request the Effectiveness of this pending S-1 registration statement. Thanks.

Lion Lam Diamond Inc.,

David Lam, CEO/CFO

Tel: 713-828-8305

e-mail: Davidlam135@yahoo.com